Exhibit 99.1

Pembina Pipeline Corporation Announces Resthaven Plant Expansion

Long-term agreement with Mosaic Energy Ltd. underpins $170 million gas plant expansion and associated new gathering pipeline

CALGARY, Oct. 10, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it has entered into commercial agreements to proceed with a $170 million expansion of the Company's recently completed Resthaven Facility (a 200 million cubic feet per day ("MMcf/d") (134 MMcf/d net to Pembina) gas processing facility) and to build, own and operate a new gas gathering pipeline that will deliver gas into the Resthaven Facility (collectively, the "Resthaven Expansion" or "the Project").

The Resthaven Expansion is underpinned by a long-term, fee-for-service contract with Mosaic Energy Ltd. ("Mosaic"). The gas processing expansion component of the Project is expected to cost approximately $105 million (gross) and increase capacity of the existing Resthaven Facility by an additional 100 MMcf/d (gross), bringing total capacity to 300 MMcf/d (gross). To support this expansion, Pembina plans to build a $65 million, 28 kilometer 12" gas gathering pipeline that will connect the customer's condensate recovery plant into the Resthaven Facility. Should all the partners in the existing Resthaven Facility participate in the Project, Pembina's capital for the plant will decrease to $75 million and its incremental expansion capacity will be 69 MMcf/d (net). The additional natural gas liquids that will be extracted from the processed gas will be transported on the recently constructed Resthaven lateral.

Subject to regulatory and environmental approvals, the pipeline is expected to be in-service by the second quarter of 2015, followed by the gas processing expansion in mid 2016.

With the additional new volumes at the Resthaven Facility, Pembina has also signed a long-term contract with Mosaic for Phase III pipeline capacity and fractionation capacity at the Company's Redwater fractionation and storage facility.

"This is an exciting opportunity given the attractive regional geology, including the Montney, Wilrich and other cretaceous reserve potential," said Stuart Taylor, Pembina's Senior Vice President, NGL and Natural Gas Facilities. "We are pleased to have secured long-term binding agreements to expand our Resthaven facility, build a new pipeline lateral and provide fractionation services to support our customers' development. Being able to provide bundled services allows us to be the "one-stop-shop" solution for our customers. This project again demonstrates the value of our vertically integrated approach."

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "expand", "would", "plans" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: the planned capacity of the proposed Resthaven Expansion; the anticipated capital cost of the Resthaven Expansion and pipeline lateral; the expected in-service date of the Resthaven Expansion and pipeline lateral; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; anticipated business integration and the benefits thereof. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: that third parties will provide any required support;  that third parties will fulfill their obligations under current and future agreements; that there are no unanticipated changes to the regulatory or commercial environment in which the Resthaven Facility is operated; that third party partners in the Resthaven Facility continue to support the Project; ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for fractionation and transportation services; future levels of oil and natural gas development; and potential revenue and cash flow enhancement; future cash flows.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the failure of third parties to fulfill their obligations under current or future agreements; the inability of Pembina to secure any required third party support; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; reduced amounts of cash available for dividends to shareholders; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All financial figures are in Canadian dollars, unless otherwise noted.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

Image with caption: "Pembina Pipeline is expanding the Resthaven gas processing facility (CNW Group/Pembina Pipeline Corporation)". Image available at: http://photos.newswire.ca/images/download/20141010_C7465_PHOTO_EN_42992.jpg

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com

or

Media Inquiries:
Laura Lunt
Manager, Regulatory Affairs & External Communications
(403) 231-7500

CO: Pembina Pipeline Corporation

CNW 08:00e 10-OCT-14